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                            October 7, 2022

       W. Bryan Buckler
       Chief Financial Officer
       OGE Energy Corp.
       321 North Harvey
       P.O. Box 321
       Oklahoma City, Oklahoma 73101-0321

                                                        Re: OGE Energy Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response dated
September 27, 2022
                                                            File No. 001-12579

       Dear W. Bryan Buckler:

              We have reviewed your September 27, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 14, 2022 letter.

       Response dated September 27, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       27

   1. We note the disclosures cited in your response to prior comment 3. Please tell us how you considered providing
disclosure that more directly addresses the potential effect that decreased demand for
services that produce significant greenhouse gas emissions or are related to carbon-based
energy sources may have on your business, financial condition or results of operation.
   2. We note your response to prior comment 4 and reissue in part. Please quantify insurance costs over the periods
covered by your 10-K.
 W. Bryan Buckler
OGE Energy Corp.
October 7, 2022
Page 2

       Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.



                                                         Sincerely,
FirstName LastNameW. Bryan Buckler
                                                         Division of
Corporation Finance
Comapany NameOGE Energy Corp.
                                                         Office of Energy &
Transportation
October 7, 2022 Page 2
cc:       William Sultemeier
FirstName LastName